Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

7 Days Group Holdings Limited

We consent to the incorporation by reference in the registration statement (No. 333-164535) on Form S-8 of 7 Days Group Holdings Limited of our report dated April 26, 2010, with respect to the consolidated balance sheets of 7 Days Group Holdings Limited as of December 31, 2008 and 2009, and the related consolidated statements of operations, equity (deficit) and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2009, which report appears in the December 31, 2009 annual report on Form 20-F of 7 Days Group Holdings Limited.

/s/ KPMG

Hong Kong, China

April 26, 2010